SEALSQ Announces Closing of the Second $10.0 Million Tranche of Convertible Notes and Warrants Private Placement

Tortola, British Virgin Islands – January 9, 2024: SEALSQ Corp (Nasdaq: LAES) (“SEALSQ” or “Company”), a leader in semiconductor, PKI, and Post-Quantum technology development, today announced the closing of the second tranche of a private placement, amounting to $10 million, which is part of the Company's $20 million private placement pursuant to the securities purchase agreement entered into July 11, 2023 with a select group of institutional investors (the “Investors”). Of note, the first $10 million tranche under this securities purchase agreement has been repaid (in the form of the Company’s Ordinary Shares) with less than 20% of the original amount still outstanding.

Gross proceeds, before expenses, from this recent in-bound investment in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes, totaled $9.6 million. The 24-month maturity Notes, bearing an interest rate of 4% per annum, are convertible into SEALSQ's ordinary shares at an initial conversion price equal to the lesser of $4.00 per ordinary share or 92% of the lowest daily volume weighted average price of the ordinary shares during the ten trading days immediately preceding the notice of conversion of the Notes, subject to adjustment as further specified in the Notes. The Notes will be fully repayable in cash upon maturity. In addition, the Investors have the option of prepayment of up to 30% of the issuance amount of a subsequent financing. The Investors have agreed to use commercially reasonable efforts to limit their sale of shares received under the second tranche and any subsequent tranches in a weekly quantity not to exceed 15% of the average weekly trading volume of the Ordinary Shares on the Nasdaq in that week.

Accompanying this investment, the Investors have received five-year warrants to purchase up to 2,288,678 ordinary shares of SEALSQ, with the exercise price initially set at $4.00 per share.

This arrangement paves the way for a potential third funding tranche of up to $10 million, if mutually agreed to by the Investors and the Company, subject to a 4% original issue discount and other agreed conditions.

Maxim Group LLC served as the sole placement agent for this private placement.

SEALSQ will file a registration statement for the resale of shares issuable upon conversion of the Notes and exercise of the warrants.

The net proceeds from this financing will be strategically allocated to several key areas:

1.	Investment in post-quantum semiconductor technology, slated for commercial launch in 2025.

2.	Expansion of U.S. operations, including the establishment of a new office in the U.S., recruitment of top-tier talent, and enhancement of the sales force to cater to the growing American market.

3.	Upgrading production facilities in the U.S. and France with advanced manufacturing and testing equipment to heighten efficiency and mitigate semiconductor production localization risks.

4.	Development of a novel machine-to-machine token, codenamed SEALCOIN. SEALCOIN is designed as a groundbreaking solution for the emerging Machine-to-Machine (M2M) economy, facilitating seamless data and currency exchanges among billions of internet-connected devices. This innovative protocol enables IoT structures from various companies to autonomously interact and access a wide range of services, transcending conventional currency exchange to encompass a complex network of IoT-enabled transactions and services. While individual traders can engage with SEALCOIN similarly to other cryptocurrencies, its principal value lies in transforming the economic operations and communications within IoT devices.

Carlos Moreira, CEO of SEALSQ, remarked, “Our relentless focus on quantum-ready semiconductors has positioned us at the forefront of global technological innovation. This new round of funding empowers us to enter an exciting phase of growth, aligning with the anticipated pivotal role of quantum computing in the global economy. With the quantum computing market projected to reach $65 billion by 2030, our goal at SEAL is to develop our technology such that we are well placed to capture new clients and generate new revenues as the market grows.”

Quantum computing, especially quantum semiconductors, is widely viewed by industry experts as a crucial growth sector in the next decade. We believe that its potential to revolutionize various fields, from finance to healthcare and AI, by efficiently solving complex problems, is immense.

About SEALSQ:

SEALSQ focuses on selling integrated solutions based on Semiconductors, PKI and Provisioning services, while developing Post-Quantum technology hardware and software products. Our solutions can be used in a variety of applications, from Multi-Factor Authentication tokens, Smart Energy, Smart Home Appliances, and IT Network Infrastructure, to Automotive, Industrial Automation and Control Systems.

Post-Quantum Cryptography (PQC) refers to cryptographic methods that are secure against an attack by a quantum computer. As quantum computers become more powerful, they may be able to break many of the cryptographic methods that are currently used to protect sensitive information, such as RSA and Elliptic Curve Cryptography (ECC). PQC aims to develop new cryptographic methods that are secure against quantum attacks.

For more information please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipates will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ’s ability to implement its growth strategies; SEALSQ’s ability to successfully launch post-quantum semiconductor technology; SEALSQ’s ability to capture a share of the quantum semiconductor market; the growth of the quantum computing market; SEALSQ’s ability to expand its U.S. operations; SEALSQ’s ability to enhance its production facilities in the U.S. and France; SEALSQ’s ability to make additional investments towards the development of a new generation of quantum-ready semiconductors; the success of SEALCOIN; SEALSQ’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; the growth of the quantum computing market; and the risks discussed in SEALSQ’s filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp. Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com